Exhibit 99.1

ASX/Media Release

Immutep to Collaborate with LabCorp to Develop Oncology Services and Products

SYDNEY, AUSTRALIA – 29th October, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce that it has entered into a Licence and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) that will support the development of immuno-oncology products or services.

“Over the years, Immutep has generated a significant amount of know-how in immuno-oncology, specifically in terms of LAG-3”, said Marc Voigt, CEO of Immutep.

Under the terms of the Agreement, Immutep is eligible to receive an upfront fee of US$125,000 and potential further commercial milestones and service payments. The milestone payments, which consist of up to three payments, are tied to the commercialisation of new drugs or new indications of existing drugs that requires use of an immuno-oncology diagnostic being developed by LabCorp.

The Agreement will continue until such time as the licensed technology and associated intellectual property have been exhausted and are in the public domain, or until terminated by either party.

The collaboration with LabCorp is unrelated to any of Immutep’s own in-house pharmaceutical development programs in cancer or autoimmune disease. Significantly, it enables Immutep to enter the immuno-oncology diagnostics field.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently being evaluated in combination with chemotherapy for the treatment of metastatic breast cancer in a Phase IIb clinical trial termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889